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April 23, 2021

VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Li Xiao, Reviewing Accountant
        Mary Mast, Reviewing Accountant

Re:    Arcutis Biotherapeutics, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 16, 2021
    File No. 001-39186

Ladies and Gentlemen:
On behalf of Arcutis Biotherapeutics, Inc. (the “Company”), we hereby submit this letter in response to the comment made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter from the Staff dated April 13, 2021 (the “Staff Letter”).
For your convenience, we restate the comment from the Staff Letter in bold before our response.

Form 10-K for the Fiscal Year Ended December 31, 2020
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expense, page 91

1.You present a table of direct and indirect costs on page 91 and disclose on page 89 that you allocate direct external costs to your product candidates.  Considering that your product candidates are now in more advanced late stages of clinical trials, please provide disaggregated disclosure for external costs by product candidate or indication incurred for each period or tell us why additional disclosure cannot be provided.

April 23, 2021 Page 2
Response: The Company respectfully acknowledges the Staff’s comment and confirms that it, consistent with the discussion of the undersigned, intends to provide disaggregated disclosure for direct external costs by development program in its future annual and quarter filings under the Securities Exchange Act of 1934, as amended, beginning with the Company’s upcoming filing on Form 10-Q for the quarter ended March 31, 2021.
* * *
Please do not hesitate to contact me by telephone at (650) 463-3014 with any questions or comments regarding this correspondence.
Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:     Frank Watanabe, Arcutis Biotherapeutics, Inc.
    Scott Burrows, Arcutis Biotherapeutics, Inc.
    Keith Klein, Arcutis Therapeutics, Inc.
    Ross McAloon, Latham & Watkins LLP